

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Michael Crawford
Chief Executive Officer
Hall of Fame Resort & Entertainment Co.
2626 Fulton Drive NW
Canton, OH 44718

> **Re: Hall of Fame Resort & Entertainment Co.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 29, 2021**
> **CIK No. 0001708176**

Dear Mr. Crawford:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Patterson